Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Seven
Leaders Access Series II/IIR/III
Leaders Edge Series II/IIR/III
Leaders Plus Series II/IIR/III
Leaders Access Series I/IR
Leaders Edge Series I/IR
Leaders Epic Series I/IR
Leaders Epic Plus Series I/IR
Leaders Epic Outlook Series I/IR
Leaders Plus Series I/IR
[This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Leaders Plus Series I/IR, Leaders Elite Plus Series I/IR, and Leaders Solution Plus Series I/IR]

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Seven
Leaders Access Series II/IIR/III
Leaders Access Series I/IR
Leaders Edge Series I/IR
Leaders Epic Series I/IR
Leaders Epic Plus Series I/IR
Leaders Epic Outlook Series I/IR
Leaders Vision Series I/IR
Leaders Plus Series I/IR
[This contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the contract was sold. These marketing names include: Leaders Plus Series I/IR, and Leaders Solution Plus Series I/IR]
Supplement dated June 30, 2026 to the annual product notice dated May 1, 2026
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.
Effective May 1, 2026, in Appendix A - Investment Options Available Under the Contract:
“Current Expenses” for the following funds are updated:

Fund and Adviser/Subadviser	Current Expenses
Franklin Mutual Shares VIP Fund - Class 2 Adviser: Franklin Mutual Advisers, LLC	0.94%
Franklin Strategic Income VIP Fund - Class 1 Adviser: Franklin Advisers, Inc.	0.82%*

The following fund names are updated:

Former Name	New Name
American Funds Global Small Capitalization Fund	American Funds SMALLCAP World Fund
American Funds International Fund	American Funds EUPAC Fund

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